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                              August 11, 2022

       Drew Valentine
       Partner
       DLA Piper
       303 Colorado Street
       Suite 3000
       Austin, Texas 78701

                                                        Re: QIWI PLC
                                                            Amended Schedule
TO-T
                                                            Filed August 8,
2022 by Sergey Solonin, et al.
                                                            File No. 005-87446

       Dear Mr. Valentine:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms in the letter have the same meaning as in your offer materials.

       Amended Schedule TO-T filed August 8, 2022

       General

   1. We note your response to comment 8. However, we continue to believe that bidder financial statements
are material under the specific circumstances of this Offer. As you know, Mr. Solonin and
Dalliance are not publicly-reporting entities and this is not a tender offer for all
outstanding Shares. While Mr. Solonin already controls 66% of the voting power of QIWI, he
currently owns only Class A Shares, but will hold up to 21% of the
                                                        Class B Shares that are
the subject of the Offer if it is fully subscribed. Your response does not indicate what
percentage of Mr. Solonin's net worth derives from his ownership interest in QIWI, but
the Offer materials note that he has derived a significant portion of his wealth from his
interest in the Company. We direct your attention to Instruction 4 to
                                                        Item 10 of Schedule TO,
which relates to the financial statements that may be provided
 Drew Valentine
DLA Piper
August 11, 2022
Page 2
         for a natural person. Please revise the Offer to Purchase to provide the financial statements required by Item 10 for all bidders in the Offer.
2. We note the disclosure in the Schedule TO-T/A that the Company's Class B Ordinary
         Shares purchased as a result of the Offer may not be sold on MOEX due to lingering infrastructure issues (i.e., lack of cooperation between the Euroclear and the Russian
         National Settlement Depositary). However, later in the amended Offer to Purchase, you provide a closing price for the Company's ADSs on MOEX for July 18, 2022 and do not
         mention trading limitations for Russians. Please revise to clarify, including by clarifying how long the "lack of cooperation" has impacted the trading of ADSs on the MOEX by
         Russian nationals such as Mr. Solonin.
3. Where you discuss how the Purchase Price was determined, revise to identify the
         "similarly situated issuers of securities" used by these bidders to establish the Offer consideration. In addition. describe the "recent market activity" for such issuers used to set the Purchase Price. If (as it appears from your disclosure) some of the comparisons were to trading prices on an exchange for shares that continue to trade, versus a tender offer such as this one, explain why the bidders determined that market prices are comparable to the price for a tender offer seeking a significant portion of a class, when a tender offer is typically made at a premium to the trading price for the subject securities.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-
551-3263.



FirstName LastNameDrew Valentine                                Sincerely,
Comapany NameDLA Piper
                                                                Division of
Corporation Finance
August 11, 2022 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName